UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
OR
□	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 For the transition period from to .

Commission File Number:  1-9065

ECOLOGY AND ENVIRONMENT, INC. 401(K) PLAN
(Full title of the plan)

ECOLOGY AND ENVIRONMENT, INC.
(Name of issuer of the securities held pursuant to the Plan)

368 Pleasant View Drive, Lancaster, New York 14086
(Address of principal executive office)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable

Item 3.	Not applicable

Item 4.	Financial Statements of the Plan

The Financial Statements of the Ecology and Environment, Inc. 401(k) Plan (the Plan) for the fiscal years ended December 31, 2011 and 2010, together with the report of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm, is included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof.  The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K.  The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Exhibits:
	Exhibit Number	Description of Exhibit

	23.1	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm

Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Supplemental Schedule
for the Years Ended December 31, 2011 and 2010

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 12

Supplemental Schedule:

Schedule H, line 4i - Schedule of Assets Held at End of Year	13 - 15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Ecology and Environment, Inc. 401(k) Plan
Lancaster, New York

We have audited the accompanying statements of net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan (Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.  The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America.  In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 29, 2012

Ecology and Environment, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31,

	2011	2010

Assets

Investments, at fair value (see Note 6)	$29,853,583	$29,378,146
Notes receivable from participants	331,364	319,710
Participant contributions receivable	111,092	-

Total assets	30,296,039	29,697,856

Liabilities

Excess contributions	19,206	54,877

Total liabilities	19,206	54,877

Net assets available for benefits at fair value	30,276,833	29,642,979

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	5,912	74,238

Net assets available for benefits	30,282,745	$29,717,217

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31,

	2011	2010

Additions to net assets attributed to:
Interest	$14,479	$12,918
Dividends	718,099	542,798
Net appreciation in fair value of investments (see Note 7)	-	2,487,810
	732,578	3,043,526

Contributions:
Participant	2,788,070	2,495,508
Rollovers	35,723	205,115
	2,823,793	2,700,623

Total additions	3,556,371	5,744,149

Deductions from net assets attributed to:
Net depreciation in fair value of investments (see Note 7)	1,031,472	-
Benefits paid to participants	1,953,911	2,345,501
Administrative expenses	5,460	9,115
Total deductions	2,990,843	2,354,616

Net increase	565,528	3,389,533

Net assets available for benefits:
Beginning of year	29,717,217	26,327,684

End of year	$30,282,745	$29,717,217

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

1.	Description of Plan

The following description of the Ecology & Environment, Inc. 401(k) Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General
The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company).  Beginning August 1, 2002 the hours of service requirement was eliminated and employees age twenty-one or older are immediately eligible to participate in the plan during the month following their date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may elect to make voluntary contributions subject only to the limitations of the Internal Revenue Code (IRC).  The elective deferral percentage may be modified the first day of any month.  Upon enrollment in the Plan, a participant may direct, in at least 10 percent increments in each option selected, his or her contributions in any combination of the various investment options and a self directed brokerage account.  The Plan allows Roth 401(k) contributions from participants.  Participants who were 50 years of age or older during the plan year are allowed to contribute catch up contributions.

Participant accounts
Each participant’s account is credited with the participant’s contribution and the Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  There is no partial vesting. There are no company matching or discretionary contributions.

Notes Receivable from Participants
Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Note terms range from one to five years or a reasonable period of time determined when the note is made for the purchase of a primary residence.  The notes are collateralized by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 9.5 percent, which are commensurate with local prevailing rates as determined by the Plan Administrator.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of benefits
On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period not to exceed the life of the participant or the life of a designated beneficiary.  Participants are charged a one time distribution fee at the time when a participant requests a distribution from the plan.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

1.	Description of Plan (continued)

Administration
The Plan is administered by the Company.  The Company has selected The Hartford to be the Recordkeeper of the Plan and Reliance Trust Company as the Trustee.

Administrative expenses are paid by the participants.

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investments and Related Transactions
Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transfer between market participants at the measurement date.  See Note 6 for Fair Value Measurements. The Plan’s assets include an investment in the common stock of Ecology and Environment, Inc. through a unitized stock fund, which includes a money market fund for liquidity purposes, and through the brokerage access account.

The Plan’s net (depreciation) appreciation in fair value of investments includes both realized gains and losses and unrealized appreciation/(depreciation).  Interest and dividend income is recognized as earned.  Investment transactions are accounted for on a trade date basis.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

2.       Summary of Accounting Policies (continued)

Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement:  Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  This ASU provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS.  This standard changes certain fair value measurement principles and enhances the disclosure requirements.  ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and should be applied prospectively.  The Plan is currently evaluating the impact, if any, this ASU will have on its financial statements.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.	Tax Status

The Plan is based upon a prototype plan designed by the Hartford Retirement Services, Inc. that received a favorable determination letter dated March 31, 2008.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.  The plan administrator believes that it is no longer subject to income tax examinations for the years prior to 2008.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

5.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes  could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	Fair Value Measurements

Fair Value – FASB ASC 820 provides the framework for measuring the fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:            Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:            Unobservable inputs that are not corroborated by market data.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Cash and cash equivalents:  Valued at the balance of the account at year end.

Common stocks and preferred stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end. The NAV is the closing price reported on the active market on which the securities are traded.

Unit investment trusts: Comprised entirely of common stocks valued at the closing price reported on the active market on which the individual securities are traded.

Unitized stock fund: Valued at the closing price reported on the active market on which the individual securities are traded.  A small portion of the fund is invested in short-term money market instruments.

Common collective trust fund: Valued at fair value based on information reported by the investment advisor using audited financial information of the collective trust.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

6.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010:

At December 31, 2011	Quoted Prices in Active Market Level I	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total

Mutual funds:
Blend funds	$7,352,947	$-	$-	$7,352,947
Growth funds	6,827,979	-	-	6,827,979
Value funds	4,066,836	-	-	4,066,836
Bond funds	2,604,192	-	-	2,604,192
Allocation funds	1,946,682	-	-	1,946,682
Target date funds	1,117,502	-	-	1,117,502

Total mutual funds	$23,916,138	$-	$-	$23,916,138

Brokerage access account:
Cash and cash equivalents	141,080	-	-	141,080
Preferred stock	21,630			21,630
Common Stock
Services	356,380	-	-	356,380
Utilities	76,719	-	-	76,719
Industrials	55,007	-	-	55,007
Other	45,029			45,029
Basic materials	33,868	-	-	33,868
Conglomerates	27,223	-	-	27,223
Technology	13,773	-	-	13,773
Mutual funds
Other	212,996	-	-	212,996
Target date funds	109,666	-	-	109,666
Growth funds	43,587	-	-	43,587
Allocation fund	42,701	-	-	42,701
World stock funds	23,815	-	-	23,815
Value fund	16,238	-	-	16,238
Bond funds	13,417	-	-	13,417
Unit Investment Trusts	50,332	-	-	50,332

Total brokerage access
account	1,283,461	-	-	1,283,461

Unitized stock fund	1,033,225	-	-	1,033,225
Common collective trust fund	-	3,620,759	-	3,620,759

Total investments at fairvalue	$26,232,824	$3,620,759	$-	$29,853,583

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

6.       Fair Value Measurements (continued)

At December 31, 2010	Quoted Prices in Active Market Level	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total

Mutual funds
Blend funds	$7,453,205	$-	$-	$7,453,205
Growth funds	7,366,027	-	-	7,366,027
Value funds	4,384,215	-	-	4,384,215
Bond funds	2,289,199	-	-	2,289,199
Allocation funds	1,858,385	-	-	1,858,385
Target date funds	887.242	-	-	887.242

Total mutual funds	$24,238,273	$-	$-	$24,238,273

Brokerage access account:
Cash and cash equivalents	28,509	-	-	28,509
Common stock
Services	377,222	-	-	377,222
Basic materials	125,281	-	-	125,281
Industrials	67,551	-	-	67,551
Utilities	43,671	-	-	43,671
Conglomerates	27,801	-	-	27,801
Other	26,678	-	-	26,678
Technology	25,151	-	-	25,151
Mutual funds
Target date funds	105,194	-	-	105,194
Other	58,780			58,780
Allocation funds	37,496	-	-	37,496
World stock funds	35,101			35,101
Growth funds	31,420	-	-	31,420
Bond fund	13,032	-	-	13,032
Value fund	6,628	-	-	6,628
Unit investment trusts	42,507	-	-	42,507

Total brokerage access account	1,052,022	-	-	1,052,022

Unitized stock fund	1,018,570	-	-	1,018,570
Common collective trust fund	-	3,069,281	-	3,069,281

Total investments at fair value	$26,308,865	$3,069,281	-	$29,378,146

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

7.	Investments

The following presents investments that represent five percent or more of the Plan's net assets at December 31,

	2011	2010

DWS Equity 500 Index Fund S, 29,073 and 28,611 shares, respectively	$4,101,002	$4,038,432
Columbia Acorn Fund – A, 146,470 and 144,815 shares, respectively	$3,900,498	$4,234,383
SEI Trust Company Fixed Fund Institutional, 3,626,671 and 3,143,519 shares, respectively (A)	$3,620,759	$3,069,281
MFS Value Fund A, 160,247 and 170,106 shares, respectively	$3,586,327	$3,880,118
PIMCO Total Return Fund A, 216,177 and 198,062 shares, respectively	$2,349,841	$2,148,977
Fidelity Low Priced Stock Fund, 48,838 and 46,716 shares, respectively	$1,744,976	$1,792,943
Franklin Growth Fund A, 34,145 and 35,955 shares, respectively	$1,524,230	$1,605,021

(A) The contract value of the fund at December 31, 2011 and 2010 amounted to $3,626,671 ($3,143,519 – 2010).

The Plan’s investments for the years ended December 31, 2011 and 2010 (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2011	2010

Mutual funds	$(1,131,171)	$2,411,338

Self Directed Brokerage access account:
Common stock	24,338	25,440
Mutual fund	3,649	40,503
Unit investment trust	(4,816)	(489)
Preferred stock	(779)	-

Total brokerage access account	22,392	65,454

Unitized stock fund	77,315	11,048

Common collective trust fund	(8)	(30)

	$(1,031,472)	$2,487,810

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

8.	Transactions with Parties-in-Interest

As of December 31, 2011 and 2010, the Plan held Certain Securities issued by the Company as follows:

	December 31, 2011		December 31, 2010
	Number of Shares	Fair Value	Number of Shares	Fair Value

Unitized Stock Fund
Ecology and Environment, Inc.
Common Stock	54,907	$887,297	55,440	$831,600

Brokerage Access Account
Ecology and Environment, Inc.
Common Stock	6,468	$104,524	10,765	$161,475

Dividends on Ecology and Environment, Inc. Common Stock amounted to approximately $25,453 and $23,839 during the years ended December 31, 2011 and 2010, respectively.

Certain plan investments are shares of mutual funds and a collective investment trust made available through the Hartford Retirement Services, LLC (“HRS”) recordkeeping platform.  HRS is the recordkeeper for the Plan.  Reliance Trust Company (“RTC”) is the trustee and custodian of plan investments that include mutual funds, the collective investment trust and the Company stock.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

9.      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500.

	2011	2010

Net assets available for benefits per the financial statements	$30,282,745	$29,717,217

Adjustment from contract value to fair value for fully benefit responsive investment contracts	(5,912)	(74,238)

Net assets available for benefits per the Form 5500	$30,276,833	$29,642,979

Net increase in net assets per the financial statements	$565,528	$3,389,533

Adjustment from contract value to fair value for fully benefit responsive investment contracts	68,326	121,091

Net increase (decrease) in net assets per the Form 5500	$633,854	$3,510,624

Ecology and Environment, Inc. 401(k) Plan EIN: 16-0971022 PLAN NUMBER: 003 Schedule H - line 4i - Schedule of Assets Held at End of Year

	(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:

	29,073	DWS	Equity 500 Index Funds	**	$ 4,101,002
	146,070	Columbia	Acorn Fund A	**	3,900,498
	160,247	MFS	Value Fund A	**	3,586,327
	216,177	PIMCO	Total Return Fund A	**	2,349,841
	48.838	Fidelity	Low Priced Stock Fund	**	1,744,976
	34,145	Franklin	Franklin Growth Fund A	**	1,524,230
	23,832	Harbor	Harbor International Fund Inv	**	1,239,246
	65,067	MFS	Aggressive Growth Allocation Fund A	**	868,644
	47,545	MFS	Growth Allocation Fund A	**	631,868
	42,995	MFS	Total Return Fund A	**	602,788
	38,895	MFS	Moderate Allocation Fund A	**	509,914
	27,386	T. Rowe Price	Retirement 2030 Fund	**	450,233
	12,498	Janus Advisor	Janus Overseas A	**	391,549
	17,975	T. Rowe Price	Retirement 2020 Fund	**	284,362
	9.354	Victory	Small Company Opportunity Fund A	**	282,858
	15,926	Neuberger Berman	Socially Responsible Fund	**	267,723
	20,043	American Century	Inflation Adj Bond Adv	**	254,351
	14,290	T. Rowe Price	Retirement 2040 Fund	**	235,360
	16,105	MFS	Conservative Allocation Fund A	**	202,112
	9,790	Janus Advisor	Perkins Mid Cap Value Fund A	**	197,650
	9.381	Eaton Vance	Special Equities Fund A	**	143,058
	7,065	T. Rowe Price	Retirement 2010 Fund	**	105,691
	4,550	T. Rowe Price	Retirement 2050 Fund	**	41,857
			Total Mutual Funds		23,916,138

	Common Collective Trust Fund:
	3,626,671	SEI Trust Company	Fixed Fund Institutional	**	3,620,759

	Unitized Stock Fund
*	54,907	Unitized Stock Fund	Ecology and Environment, Inc.	**	887,297
	145,928	Unitized Stock Fund	MFS Money Market Fund	**	145,928
			Total Unitized Stock Fund		1,033,225

	(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Brokerage Access Account:

	Cash and Cash Equivalents
	140,517	-	Schwab Money Market Fund	**	140,517
	-	-	Cash	**	563
					141,080

	Common Stock
	27,250	-	Tivo Inc	**	244,433
*	6,468	-	Ecology and Environment, Inc.	**	104,524
	1,000	-	Enpro Industries Inc	**	32,980
	10,000	-	RAM Energy Resources Inc.	**	31,300
	1,000	-	Vodafone Group New ADR	**	28,030
	1,520	-	General Electric Company	**	27,223
	1,000	-	Duke Energy Corp	**	22,000
	500	-	Freeport-Mcmoran Copper & Gold, Inc.	**	18,395
	500	-	Pentair Inc	**	16,645
	666	-	Aqua America Inc	**	14,685
	200	-	Transcanada Corp	**	8,734
	662	-	Ford Motor Company New	**	7,123
	500	-	Corning Inc	**	6,490
	500	-	Stillwater MNG Co	**	5,230
	115	-	Lowes Companies	**	2,919
	27	-	Union Pacific Corp	**	2,814
	1,250	-	Suntech Power Holdings Co	**	2,763
	100	-	Citigroup Inc New	**	2,634
	10,900	-	Vasomedical Inc	**	2,398
	456	-	Hydrogenics Corp	**	2,394
	95	-	Intel Corp	**	2,304
	20	-	Lauder Estee Cos Inc	**	2,240
	26	-	FMC Corporation	**	2,214
	200	-	Masco Corp	**	2,096
	1,027	-	Renesola Ltd Adr	**	1,571
	20	-	Anadarko Petroleum Corp	**	1,548
	21	-	Monsanto Co New Del	**	1,453
	1,500	-	Brigus Gold Corp	**	1,448
	64	-	CSX Corp	**	1,352
	50	-	Vale S.A.	**	1,073
	20	-	Mosaic Co.	**	1.022
	16	-	Ishares MSCI Brazil Index	**	941
	10	-	Cummins Engine Inc.	**	892
	9	-	Goldman Sachs Group Inc.	**	835
	330	-	Chimera Invt Corp	**	828
	50	-	Contango Ore Inc	**	675
	75	-	Realnetworks Inc New	**	563
	7	-	Hess Corporation	**	406
	150	-	Cal Dive International	**	338
	11	-	El Paso Corporation	**	292
	100	-	Ivanhoe Energy Inc	**	112
	40	-	Plug Power Inc New	**	82
					607,999

	(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds
	7,805	-	Icon Energy FD CL S	**	143,216
	5,255	-	Vanguard Target Retirement 2025 Fund	**	64,482
	3,902	-	T Rowe Price Retirement 2025 Fund	**	45,184
	589	-	Brown Cap Mgmt Small Co Fund	**	25,786
	1,143	-	T Rowe Price Capital Appreciation Fund	**	23,564
	1,884	-	Pimco Total Return FD CL D	**	20,481
	415	-	Permanent Portfolio	**	19,137
	694	-	CGM Focus Fund	**	17,801
	770	-	Matthews China Investor	**	16,563
	957	-	Lazard Emerging Markets Equity Open	**	16,452
	865	-	Yacktman Focused Fund	**	16,238
	488	-	Nuveen Tradewinds Value Oppty A	**	14,821
	1,129	-	Pimco High Income Fund	**	13,571
	1,265	-	Vanguard Short Term Bond Index	**	13,417
	581	-	Matthews Asia Dividend Fund	**	7,252
	740	-	Powershs Exch Trad Fd Tr	**	3,752
	77	-	Profunds Ultra-Latin	**	703
				**	462,420
	Unit Investment Trusts
	295	-	Claymore Exchange Traded Fund	**	729
	11	-	ETFS Phys Palladium	**	710
	69	-	Ishares MSCI Emerging Mkts Indx Fund	**	2,611
	1,000	-	Ishares TR Comex Gold	**	15,230
	435	-	Market Vectors ETF Trust	**	4,746
	500	-	Sector Spdr Tr Con Svcs	**	17,345
	51		Spector Spdr Util Select	**	1,818
	47		Spdr Gold Trust		7,143
					50,332
	Preferred Stock
	1,000	-	Deutsche BK Cap 7.6% PFD	**	21,630

			Total Brokerage Account		1,283,461

	Participant Loans:
*	-		Notes receivable from participants with
			interest rates ranging from 4.25% - 9.50%	-0-	331,364
					$ 30,184,947

*	Indicates parties-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	Name of Plan:	Ecology and Environment, Inc. 401(k) Plan

	By:	Ecology and Environment, Inc. 401(k) Plan Committee Plan Administrator

Date: June 29, 2012	By:	/s/ Ronald L. Frank
Ronald L. Frank Committee Member